Exhibit 3.95

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

•              First: The name of the limited liability company is The Non-Irradiated Herbal Manufacturers Group, LLC.

•              Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, Suite 400 in the City of Wilmington, New Castle County. The name of its Registered agent at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate of Formation of The Non-Irradiated Herbal Manufacturers Group, LLC this 16th day of June, 2003.

By:	/s/ John Patrick Paraschos
Name: John Patrick Paraschos